Exhibit 99.1
WALDENCAST PLC ANNOUNCES PRIVATE PLACEMENT AND EXPANDS LEADERSHIP TEAM TO SUPPORT GROWTH

Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, today announced it has entered into definitive documentation in connection with a $70 million private placement pursuant to which a number of investors have collectively subscribed for 14,000,000 Class A ordinary shares of Waldencast at a purchase price of $5.00 each per share. Following the completion of the private placement, Waldencast will have a total of 122,152,112 ordinary shares issued and outstanding, consisting of 101,168,559 Class A ordinary shares and 20,983,553 Class B ordinary shares. No Class B ordinary shares, warrants or other securities of Waldencast were issued in connection with the PIPE Investment.

The private placement is anchored by a $50 million investment by a Beauty Ventures LLC stakeholder. The remainder of the participating investors are certain existing shareholders, certain members of the sponsor, and Michel Brousset, Founder and Chief Executive Officer and Hind Sebti, Founder and Chief Growth Officer.

As part of the transaction, the participating investors have agreed to a lock-up of all of their Class A ordinary shares (including those acquired as part of the placement and any shares previously held) pursuant to which 75% of their shares will be locked-up for a year and 25% of their shares will be locked-up for six months.

The private placement reflects the continued strong support of Waldencast’s existing investors and the confidence that this group has in the management team, the strength of Waldencast’s brands, and the group’s long-term strategy.

In conjunction with the private placement, Waldencast has renegotiated the terms of its credit facilities with its lenders, pursuant to which:
•the requirement to provide financial information and related reports has been extended until December 31, 2023; and
•certain covenants have been modified, including a minimum liquidity covenant of $15 million.

The proceeds of the private placement will be used to fully repay the revolving portion of the credit facilities thereby allowing Waldencast to pursue a goal of achieving a Net Debt to EBITDA ratio below 2x towards the end of fiscal year 2024. Achieving a less leveraged position will help enable Waldencast to explore brand development and acquisition opportunities to achieve its growth objectives.

PJT Partners, a global, advisory-focused investment bank, acted as Waldencast’s independent financial advisor in connection with the private placement.

For full details of the private placement and credit facilities amendments, please refer to the report on form 6-K furnished by Waldencast with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2023 and exhibits thereto.

Business Update

Management Team Changes and Obagi Business Outlook

Waldencast continues to advance the expansion of Obagi through the incorporation of new entities and hiring an experienced team of operators to lead the brand. In recent months, Waldencast has appointed several seasoned operators with in-depth expertise in the Beauty category who will lead the team globally and help expedite the growth of the business in South-East Asia (SEA).

•Jordan Meyer has joined as the President of Obagi, with thirteen years of experience in both the beauty and pharmaceutical fields including past roles at Eli Lilly, Younique, Coty, and Capsule. Jordan brings to Obagi, deep knowledge of the medical field, beauty industry, and digital channel.
•Linda Esposito has joined as the Chief Financial Officer (“CFO”) of Obagi, with over 25 years of experience as a finance professional, having spent the last decade in the beauty and skincare industry, including CFO positions at U Beauty, Glamsquad, Kiehls (L’Oréal).

•Justin Giouzepis has joined as the Chief Marketing Officer of Obagi, with over 20 years of experience in the consumer goods sector and deep experience in eCommerce and digital marketing at L’Oréal, Henkel and Capital Brands.

To support Obagi and the group’s broader growth strategy, Waldencast has also made additional appointments at the group level including:

•Chris Driver, a seasoned professional with extensive global experience in consumer products, will focus on growing the Obagi brand in Vietnam in the near future, having previously served as General Manager of Thailand Consumer Products at L’Oréal in addition to various other General Manager and Commercial roles throughout the Asia Pacific region and the United Kingdom.
•Elisabeth Milan has been named General Counsel and Corporate Secretary of Waldencast, bringing more than a decade of legal experience to Waldencast having previously served as Head of Corporate and Commercial Legal at Deliveroo, as well as in a variety of roles at WeWork and several prominent law firms.

Waldencast continues to believe that Obagi is well positioned to expand and grow in the SEA region, which is a strategic priority for Waldencast due to the region’s strong consumer demand for skincare and beauty products thus creating a large addressable market for Obagi products. In connection with this restructuring, Waldencast is planning the re-launch of the Obagi brand in Vietnam under a new go-to-market structure, having resumed sales to customers online ahead of the brand relaunch which is expected in the fourth quarter of 2023. Over time, Waldencast intends to roll out the brand throughout the south APAC region, which represents a potential business opportunity that is approximately ten times the size of the Vietnam market.

As previously disclosed, Waldencast has continued to review the historical accounting used by Obagi with respect to the matters described in previous announcements furnished with the SEC. In connection with such review, Waldencast proactively self-reported the review to the SEC. While Waldencast is fully cooperating with the SEC and continues to respond to requests in connection with this matter, it cannot predict when such matters will be completed or the outcome and potential impact.

Milk MakeUp Business Outlook

Milk MakeUp continues to demonstrate strong performance against its strategic goals. In 2023, Milk MakeUp successfully executed two high profile launches for its new products Pore Eclipse and Odyssey Lip Oil, delivering on its strategy to grow through innovation and launches into new product categories. Waldencast remains confident that Milk MakeUp is well positioned to deliver on its strategy and realize the significant opportunities available in its segment.

Forward-Looking Statements

Statements in this press release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast’s expectations with regard to any PIPE Investment, Waldencast’s expected timing and success of its brand relaunch; Waldencast’s plans to expand its SEA business; and the Obagi and Milk MakeUp business outlook.. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to complete the PIPE Investment, (ii) the failure to receive certain governmental and regulatory approvals, (iii) changes in general economic conditions, (iv) declines in sales against forecast, (v) the impact and the timing of the Obagi accounting review, including SEC requests related to this matter, (vi) the ability to continue to meet Nasdaq’s listing standards, (vii) the outcome of litigation related to or arising out of the PIPE investment, (viii) the risk that the Audit

Committee (the “Audit Committee”) of Waldencast’s Board of Directors discovers additional adjustments, (ix) the implementation of the remediation plan for the material weakness identified in Waldencast’s internal control over financial reporting, (x) the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner, and (xi) other risks detailed in Waldencast’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022, and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk MakeUp. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Contacts:

Investors
ICR
Allison Malkin/Nina Weiss
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

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